

April 25, 2011

Scott A. Hill
Chief Financial Officer
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, GA 30328

> **Re:** **IntercontinentalExchange, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 9, 2011**
> **File No. 001-32671**

Dear Mr. Hill:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 87

1.   Please tell us how you have considered the impact your clearing business has on your liquidity.

2.   Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of non-U.S. subsidiaries. In this regard, consider disclosing the amount of cash that is currently held by your non-U.S. subsidiaries and disclose the impact of repatriating the undistributed earnings of non-U.S. subsidiaries. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350.

Non-GAAP Financial Measures, page 91

3.   Please tell us how you have complied with Item 10(e) of Regulation S-K, or tell us how you determined it is appropriate to characterize these adjustments as non routine.

Financial Statements

Consolidated Statements of Income, page 104

4.   On page 137, you disclose that the amounts paid to the clearing members are recorded net against other revenues. Please tell us how you determined this presentation is appropriate. Within your response, please reference the authoritative accounting literature management relied upon.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page 109

5.   Please tell us how you have accounted for open interest as part of your clearing business. Within your response, please reference the authoritative accounting literature management relied upon and tell us how you determined that these open interests are within the scope of the literature management relied upon.

16. Fair Value Measurements, page 141

6.   Please tell us how you have complied with paragraph 2 of ASC 820-10-50, or tell us how you determined it was unnecessary to provide the applicable disclosures for December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief